November 2, 2010

Mr. Lyn Shenk

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100F Street, N.E.

Washington, DC 20549

Re:	Comment Letter Dated September 15, 2010
Penn National Gaming, Inc.
Form 10-K For the Fiscal Year Ended December 31, 2009
Filed on February 26, 2010
File No. 000-24206

Dear Mr. Shenk:

We have received and reviewed the referenced comment letter.  We appreciate your efforts to assist our compliance with the applicable disclosure requirements and to enhance the overall disclosure in our filings.

Our responses to the Staff’s comments are contained below.

In the following responses, except where indicated otherwise, the terms “we”, “our”, “Company” and “Penn” shall mean Penn National Gaming, Inc. and its consolidated subsidiaries.  In providing our response to your comments, we acknowledge:

•      we are responsible for the adequacy and accuracy of the disclosure in our filings;

•      staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filings; and

•      we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Responses to Comments

Form 10-K: For the Year Ended December 31, 2009

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Goodwill and other intangible assets, page 39

Comment No 1:

We note your response to our prior comment one.  Please revise your disclosure in future filings to disclose the basis for your belief that disclosing information regarding the percentage by which fair value exceeded the carrying value as of the most recent step one of the impairment test for reporting units that are at risk of failing step one of the impairment test will not provide meaningful information and that this information could be potentially misleading similar to the language provided in your response letter.  Additionally, please revise to disclose your statement that you believe that at this time all of your reporting units are at risk of goodwill impairment charges in future periods regardless of the margin by which the current fair value of your reporting unit exceeds its carrying value and that such margin cannot and should not be relied upon to predict which properties are most at risk for future impairment charges.  Please provide us with a copy of your intended revised disclosure.

Response:

Attached below is a copy of our revised disclosure, items in italics are the changes we are proposing from our previous response in order to address your comments above.

At December 31, 2009, we had $1,380.0 million in goodwill and $377.0 million in other intangible assets within our consolidated balance sheet, representing 29.3% and 8.0% of total assets, respectively, resulting from our acquisition of other businesses and payment for gaming licenses and racing permits. Two issues arise with respect to these assets that require significant management estimates and judgment: (i) the valuation in connection with the initial purchase price allocation; and (ii) the ongoing evaluation for impairment.

In connection with our acquisitions, valuations are completed to determine the allocation of the purchase prices. The factors considered in the valuations include data gathered as a result of our due diligence in connection with the acquisitions, projections for future operations, and data obtained from third-party valuation specialists as deemed appropriate. Goodwill is tested annually, or more frequently if indicators of impairment exist, for impairment by comparing the fair value of the reporting units to their carrying amount. If the carrying amount of a reporting unit exceeds its fair value in step 1 of the impairment test, then step 2 of the impairment test is performed to determine the implied value of goodwill for that reporting unit. If the implied value of goodwill is less than the goodwill allocated for that reporting unit, an impairment loss is recognized.

In accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 350, “Intangibles-Goodwill and Other,” the Company considers its gaming license, racing permit and trademark intangible assets as indefinite-life intangible assets that do not require amortization.

Rather, these intangible assets are tested for impairment annually, or more frequently if indicators of impairment exist, by comparing the fair value of the recorded assets to their carrying amount. If the carrying amounts of the gaming license, racing permit and trademark intangible assets exceed their fair value, an impairment loss is recognized.

The evaluation of goodwill and indefinite-life intangible assets requires the use of estimates about future operating results of each reporting unit to determine their estimated fair value. The Company uses a market approach model, which includes the use of forecasted adjusted EBITDA (earnings before interest, taxes, charges for stock compensation, depreciation and amortization, gain or loss on disposal of assets, and certain other income and expenses, and inclusive of loss from joint venture) and adjusted EBITDA multiples, as the Company believes that adjusted EBITDA is a widely-used measure of performance in the gaming industry and as the Company uses adjusted EBITDA as the primary measurement of the operating performance of its properties (including the evaluation of operating personnel). In addition, the Company believes that an adjusted EBITDA multiple is the principal basis for the valuation of gaming companies. Changes in the estimated adjusted EBITDA multiples or forecasted operations can materially affect these estimates.

Forecasted adjusted EBITDA levels (based on our annual operating plan as determined in the fourth quarter) can be significantly impacted by the local economy in which our reporting units operate.  For example, increases in unemployment rates can result in decreased customer visitations and/or lower customer spend per visit.  In addition, the impact of new legislation which approves gaming in nearby jurisdictions or further expands gaming in jurisdictions where we currently operate can result in opportunities for the Company to expand its operations.  However, it also has the impact of increasing competition for our established properties which generally will have a negative effect on those locations’ profitability once competitors become established as a certain level of cannibalization occurs absent an overall increase in customer visitations.  Lastly, increases in gaming taxes approved can negatively impact forecasted adjusted EBITDA.

The adjusted EBITDA multiple utilized by the Company in its goodwill impairment valuation methodology was determined based on the Company’s current enterprise value, increased for a control premium.  The control premium assumption was based on acquisitions of precedent transactions of comparable businesses.  In evaluating the estimates derived by the market based approach, management assesses the relevance and reliability of the multiples by considering factors unique to its reporting units, including recent operating results, business plans, economic projections, anticipated future cash flows, and other market data.  These considerations can lead the Company to modify its individual reporting units adjusted EBITDA multiple.  EBITDA multiples can be significantly impacted by a Company’s present and future cost of capital, the future growth opportunities for the industry as well as for the Company itself, general market sentiment, investors perceptions of senior management’s effectiveness at deploying capital and managing overall operations, as well as pending or recently completed merger transactions.

As of the Company’s most recent impairment analysis test performed on October 1, 2009, we applied an estimated market EBITDA multiple ranging between 5.6 and 8.4 to the individual reporting unit’s projected adjusted EBITDA.

With the exception of Lawrenceburg, each of our reporting units had a fair value in excess of its carrying value by approximately 8% or more.  However, we do not believe that the margin by which each of our reporting unit’s fair value exceeds its carrying value is an accurate predictor of the likelihood of future impairment charges or the potential magnitude of such charges.  This is because the revenue and earning streams in our industry can vary significantly based on various circumstances, which in many cases are outside of the Company’s control, and as such are extremely difficult to predict and quantify.  We have disclosed several of these circumstances in the risk factors section of our Form 10-K.  For instance, changes in legislation that approves gaming in nearby jurisdictions or further expands gaming in jurisdictions where we currently operate or new state legislation that requires the implementation of smoking bans at our casinos or any other events outside of our control that make the customer experience less desirable can result in sudden, dramatic and in some cases permanent declines in customer visitations.  As such, we believe at this time all of our reporting units are at risk of goodwill impairment charges in future periods regardless of the margin by which the current fair value of our reporting unit exceeds its carrying value and that such margin cannot and should not be relied upon to predict which properties are most at risk for future impairment charges.

2009 impairment analysis — The 2009 annual impairment was performed for all reporting units on October 1, 2009.  Our analysis indicated that there were no indicators of impairment at our reporting units with the exception of our Lawrenceburg, Indiana reporting unit (Hollywood Casino Lawrenceburg).  This was because in November 2009, the “Ohio Jobs and Growth Plan,” a casino ballot proposal calling for an amendment to Ohio’s Constitution to authorize casinos in the state’s four largest cities, Cincinnati, Cleveland, Columbus and Toledo, was approved.  Because of the close proximity of Lawrenceburg, Indiana to Ohio and in particular Cincinnati, and as we believe that it is highly likely that these projects will be financed and constructed, we anticipate that our Hollywood Casino Lawrenceburg reporting unit will be negatively impacted which caused a reduction in the estimated fair value of that reporting unit.  As a result, we recorded a goodwill and other intangible asset impairment charge of $520.5 million in the fourth quarter of 2009.  It should also be noted that the Company will benefit from future operations in Columbus and Toledo and therefore were supporters of the Ohio casino ballot proposal.

Assumptions and estimates about future adjusted EBITDA levels and multiples by individual reporting units are complex and subjective.  They are sensitive to changes in underlying assumptions and can be affected by a variety of factors, including external factors, such as industry and economic trends, and internal factors, such as changes in our business strategy, which may reallocate capital and resources to different or new opportunities which management believes will enhance the overall value of the Company but may be to the detriment of an individual reporting unit.  As a result, there can be no assurance that the estimates and assumptions made for purposes of the impairment test will prove to be accurate predictions of the future.  Although management believes the assumptions and estimates made at each individual reporting unit are reasonable and appropriate as we reconciled the total fair value of our reporting units to the Company’s enterprise value, different assumptions and estimates could materially impact the reported financial results resulting in additional goodwill and other intangible asset impairment charges in future periods.

The Company’s goodwill and other intangible assets by reporting unit at December 31, 2009 is shown below.

Remaining Goodwill and
other intangible assets
Reporting Unit	at December 31, 2009
Hollywood Casino Lawrenceburg	$364,074
Hollywood Casino Aurora	351,691
Empress Casino Hotel	265,871
Argosy Casino Riverside	159,416
Black Gold Casino at Zia Park	147,053
Argosy Casino Alton	135,656
Argosy Casino Sioux City	92,837
Hollywood Casino Baton Rouge	85,785
Others	154,532
Total	$1,756,915

Please do not hesitate to call me at 610-378-8232 or Desiree Burke at 610-401-2903 if you have any questions or comments.

Sincerely,

Penn National Gaming, Inc.

By:

/s/ William J. Clifford

William J. Clifford

Senior Vice President and Chief Financial Officer